UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number 001-32558

KOBEX MINERALS INC.
(formerly IMA Exploration Inc.)
Translation of registrant’s name into English

1700, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8, Canada
Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F
Form 20-F   ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

Suite 1700-700 West Pender Street, Vancouver, BC, Canada  V6C 1G8
● Tel: 604.688.9368   ● Fax:  604.688.9336 ● www.kobexminerals.com
 ● investor@kobexminerals.com ● TSX.V: KXM | NYSE-AMEX: KXM

1

SUBMITTED HEREWITH

Exhibits

99.1	News Release
99.2	Notice of the Meeting & Record date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOBEX MINERALS INC.
(Registrant)

By:	/s/ Samuel Yik

Samuel Yik
Chief Financial Officer
Date: May 9, 2011

Suite 1700-700 West Pender Street, Vancouver, BC, Canada  V6C 1G8
● Tel: 604.688.9368   ● Fax:  604.688.9336 ● www.kobexminerals.com
 ● investor@kobexminerals.com ● TSX.V: KXM | NYSE-AMEX: KXM

2